UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

526253109

(CUSIP Number)

Gail R. Behymer,   11541 Symmes Gate Lane,   Cincinnati, Ohio    45249

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 526253109                                           Page 2 of 6 Pages

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Gail R. Behymer
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     2       CHECK BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                    (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------------ ---------- --------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      19,341 - See Item 5(b)
          OWNED BY              ------------------------------------------------
            EACH                   8      SHARED VOTING POWER
          REPORTING
           PERSON               ------------------------------------------------
            WITH                   9      SOLE DISPOSITIVE POWER

                                          19,255 - See Item 5(b)
                               ---------- --------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          32,417 - See Item 5(b)
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             51,758 - See Item 5(a)
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        { ]
             CERTAIN SHARES

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             14.4% - See Item 5(a)
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    14       TYPE OF REPORTING PERSON

             IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer.

      This Schedule 13D relates to the Common Stock of Lenox Bancorp Inc., an Ohio corporation. Lenox's principal executive offices are located at 4730 Montgomery Road, Cincinnati, Ohio 45212.

Item 2.     Identity and Background.

  This Schedule 13D is being filed on behalf of Gail R. Behymer.

  11541 Symmes Gate Lane, Cincinnati, Ohio 45249.

  Mr. Behymer is a director of Lenox and its wholly-owned subsidiary, Lenox Savings Bank ("Bank"), which has the same principal executive office as Lenox. Mr. Behymer is also a member of the ESOP Committee for the Bank's Employee Stock Ownership Plan ("ESOP").

  Mr. Behymer, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

  Mr. Behymer, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Behymer being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

      On December 6, 2001, Lenox awarded Mr. Behymer options to purchase 5,000 shares of Lenox Common Stock pursuant to Lenox's 2001 Directors' Stock Option Plan. The Plan was adopted by the Executive Committee of the Board of Directors of Lenox on December 6, 2001. The foregoing options have an exercise price of $9.25 per share and are immediately exercisable. Mr. Behymer utilized no personal funds in connection with this stock option grant.

Item 4.     Purpose of Transaction.

      Mr. Behymer is a member of the ESOP Committee, which has the sole power to direct the disposition, acquisition and retention of the shares held by the ESOP. The ESOP Trustee has the sole power to vote the shares held by the ESOP. The ESOP currently holds 32,417 shares of Lenox Common Stock. Upon Mr. Behymer becoming a member of the ESOP Committee, the ESOP filed Amendment No. 5 to Schedule 13G to reflect the Lenox securities beneficially owned by the ESOP Committee members, including Mr. Behymer. Mr. Behymer disclaims beneficial ownership of such shares held by the ESOP. Exclusive of the shares attributable to Mr. Behymer by virtue of his position as a member of the ESOP Committee, Mr. Behymer was the beneficial owner of 14,341 shares of Lenox Common Stock as of November 30, 2001 - or 4.0% of the outstanding Common Stock of Lenox.

      On December 6, 2001, Mr. Behymer acquired options to purchase 5,000 shares of Lenox Common Stock pursuant to the Plan. The foregoing options have an exercise price of $9.25 per share and are immediately exercisable. The exercise price of the options reflects the last closing sale price of Lenox Common Stock on the last trading day prior to the date of grant. Certain other Lenox directors were awarded options under the Plan as well. The purpose of the Plan is to compensate directors of Lenox in Lenox Common Stock in lieu of cash payments of director fees.

      Mr. Behymer acquired the Lenox Common Stock attributable to him individually for investment purposes. The shares attributable to him by virtue of his position on the ESOP Committee are held for the benefit of the ESOP participants. Mr. Behymer may, from time to time, acquire additional securities of Lenox through a broker and/or privately negotiated transactions.

      Other than as set forth above, Mr. Behymer does not have any plans or proposals which relate to or would result in actions under any of the following paragraphs of Item 4, Schedule 13D:

  the acquisition by any person of additional securities of Lenox, or the disposition of securities of Lenox;

  an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Lenox or any of its subsidiaries;

  a sale or transfer of a material amount of assets of Lenox or of any of its subsidiaries;

  any change in the present board of directors or management of Lenox, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of Lenox;

  any other material change in Lenox's business or corporate structure;

  changes in Lenox's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  causing a class of securities of Lenox to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of Lenox becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  any action similar to any of those enumerated above.

Item 5.     Interest in Securities of Issuer.

      (a)     See page 2, nos. 11 and 13. No. 11 includes 32,417 shares which are held by the ESOP, options to purchase 6,020 shares of Lenox Common Stock exercisable within 60 days and stock awards for 426 shares of Lenox Common Stock, 340 shares of which Mr. Behymer has voting and dispositive power and 86 shares of which Mr. Behymer has voting power, but not dispositive power. Mr. Behymer is a member of the ESOP Committee, which has the sole power to direct the disposition, acquisition and retention of such shares, but not the power to vote such shares. He is subject to removal from the Committee at any time by the Bank. Mr. Behymer disclaims beneficial ownership of such shares.

          As of November 14, 2001, Lenox had 353,528 shares of its Common Stock outstanding. Accordingly, Mr. Behymer may be deemed to beneficially own 14.4% of Lenox's outstanding Common Stock.

      (b)     See page 2, nos. 7-10. No. 7 includes options to purchase 6,020 shares of Lenox Common Stock exercisable within 60 days and stock awards for 426 shares of Lenox Common Stock, 340 shares of which Mr. Behymer has voting and dispositive power and 86 shares of which Mr. Behymer has voting power, but not dispositive power. No. 9 includes options to purchase 6,020 shares of Lenox Common Stock exercisable within 60 days and stock awards for 340 shares of Lenox Common Stock over which Mr. Behymer has voting and dispositive power. No. 10 includes 32,417 shares held by the ESOP. Mr. Behymer is a member of the ESOP Committee which has the sole power to direct the disposition, acquisition and retention of the shares, but not the power to vote such shares. He is subject to removal from the Committee at any time by the Bank. Mr. Behymer disclaims beneficial ownership of such shares. The Trustee of the ESOP has the sole power, subject to its fiduciary duty, to vote shares allocated to plan participants as directed by the participants, as well as unallocated shares for which no voting instructions are received in the same proportion as shares for which the ESOP Trustee has received voting instructions from participants.

      (c)     On December 6, 2001, Lenox granted Mr. Behymer options to purchase 5,000 shares of Lenox Common Stock at an exercise price of $9.25 per share pursuant to the Plan. The foregoing options are immediately exercisable. Other than as set forth above, Mr. Behymer has not engaged in any other transaction with respect to Lenox securities in the past 60 days.

      (d)     None.

      (e)     Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Mr. Behymer executed an Option Agreement dated December 6, 2001 in connection with the above issuance of options. The form of such Option Agreement is filed herewith as Exhibit 1.

      In addition, Mr. Behymer is a member of the Lenox Savings Bank ESOP Committee. As disclosed in Item 5 above, as a member of the ESOP Committee, Mr. Behymer and the other ESOP Committee members have the exclusive responsibility and authority with respect to the ESOP's holdings of Lenox Common Stock, and shall direct the Trustee in all respects regarding the purchase, retention, sale, exchange and pledge of Lenox Common Stock held by the ESOP. He is subject to removal from the Committee at any time by the Bank. Mr. Behymer disclaims beneficial ownership of the shares held by the ESOP.

Item 7.     Material to be filed as Exhibits.

Exhibit No. 1.	Description Option Agreement

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

        After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

December 12, 2001	By: /s/ Gail R. Behymer Gail R. Behymer

EXHIBIT INDEX

Exhibit No. 1.	Exhibit Option Agreement

Exhibit 1

LENOX BANCORP, INC.

2001 DIRECTORS' STOCK OPTION PLAN

        LENOX BANCORP, INC., an Ohio corporation (“Lenox”), hereby grants to the Optionee named below an Option to purchase, in accordance with and subject to the terms and restrictions of Lenox’s 2001 Directors’ Stock Option Plan (“Plan”), a copy of which is attached hereto and made a part hereof, and of this Option the number of shares of no par value Common Stock of Lenox at the price set forth herein as follows:

Optionee: No. of Shares Covered by Option: Option Price Per Share: Date of Option: Expiration Date:	Gail R. Behymer 5,000 $9.25 December 6, 2001 December 6, 2011

        The Option is, during the lifetime of the Optionee, exercisable only by the Optionee. This Option is not transferable other than by will or by operation of laws of descent and distribution.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

LENOX BANCORP, INC. By: Name: Title:

        Accepted in accordance with the terms provided above and the Lenox 2001 Directors’ Stock Option Plan.

Date Accepted	Optionee